Exhibit 4.2

NEXREGEN REAL ESTATE INVESTMENT TRUST I

DIVIDEND REINVESTMENT PLAN

Nexregen Real Estate Investment Trust, a California real estate investment trust (the “Company”), has adopted a Dividend Reinvestment Plan (the “DRP”), the terms and conditions of which are set forth below. Capitalized terms shall have the same meaning as set forth in the Company’s declaration of trust unless otherwise defined herein.

1.        Number of Shares Issuable. The number of Shares authorized for issuance under the DRP is 3,000,000.

2.        Participants. “Participants ” are holders of the Company’s Shares who elect to participate in the DRP.

3.        Dividend Reinvestment. The Company will apply that portion (as designated by a Participant) of the dividends and other distributions (“Distributions” ) declared and paid in respect of a Participant’s Shares to the purchase of additional Shares for such Participant. Such shares will be sold directly by the Company to the Participant in the same manner in which the Company sold the underlying shares to which the Distributions relate unless the Participant makes a new election through a different distribution channel. The Company will not pay selling commissions on Shares purchased in the DRP.

4.        Procedures for Participation. Qualifying stockholders may elect to become Participants by completing and executing the Subscription Agreement, an enrollment form or any other Company-approved authorization form as may be available from the Company. To increase their participation, Participants must complete a new enrollment form. Participation in the DRP will begin with the next Distribution payable after receipt of a Participant’s subscription, enrollment or authorization. Shares will be purchased under the DRP on the date that the Company makes a Distribution. Distributions will be paid as authorized and declared by the Company’s board of trust managers.

5.        Purchase of Shares. Until the Company establishes an estimated value per Share that is not based on the price to acquire a Share in the Company ’s primary offering or a follow-on public offering, Participants will acquire Shares at a price of $10.00 per share. Upon the Company’s announcement that the Company has established an estimated value per Share that is not based on the price to acquire a Share in the Company’s primary offering or a follow-on public offering, Participants will acquire Shares at a price equal to the estimated value of the Company’s Shares as updated from time to time. The Company expects to establish an estimated value per Share that is not based on the price to acquire a Share in the Company’s primary offering or a follow-on public offering after the completion of its offering stage and to provide updated estimates of the per share value of its Shares from time to time thereafter. The Company’s offering stage will be complete when the Company is no longer publicly offering equity securities – whether through its initial public offering or follow-on public offerings – and has not done so for 18 months. For the purpose of determining when the Company’s offering stage is complete, public equity offerings do not include offerings on behalf of selling stockholders or offerings related to any dividend reinvestment plan or employee benefit plan. Participants in the DRP may purchase fractional shares so that 100% of the Distributions will be used to acquire shares. However, a Participant will not be able to acquire shares under the DRP to the extent such purchase would cause it to exceed limits set forth in the Company’s declaration of trust, as amended.

6.        Taxation of Distributions. The reinvestment of Distributions in the DRP does not relieve Participants of any taxes that may be payable as a result of those Distributions and their reinvestment pursuant to the terms of this DRP.

7.        Share Certificates. The shares issuable under the DRP shall be uncertificated until the board of trust managers determines otherwise.

8.        Voting of DRP Shares. In connection with any matter requiring the vote of the Company’s stockholders, each Participant will be entitled to vote all shares acquired by the Participant through the DRP.

9.        Reports. Within 90 days after the end of the calendar year, the Company shall provide each Participant with (i) an individualized report on the Participant’s investment, including the purchase date(s), purchase price and number of Shares owned, as well as the amount of Distributions received during the prior year; and (ii) all material information regarding the DRP and the effect of reinvesting dividends, including the tax consequences thereof.

10.      Termination by Participant. A Participant may terminate participation in the DRP at any time by delivering to the Company a written notice. To be effective for any Distribution, such notice must be received by the Company at least ten business days prior to the last day of the month to which the Distribution relates. Notwithstanding the preceding sentence, if the Company publicly announces a new estimated value per Share, then a Participant shall have no less than two business days after the date of such announcement to notify the Company in writing of Participant’s termination of participation in the DRP and Participant’s termination will be effective for the next date Shares are purchased under the DRP. Any transfer of Shares by a Participant will terminate participation in the DRP with respect to the transferred Shares. Upon termination of DRP participation, Distributions will be distributed to the stockholder in cash.

11.      Amendment or Termination of DRP by the Company. The Company may amend or terminate the DRP for any reason upon ten days’ notice to the Participants. The Company may provide notice by including such information in a separate mailing to Participants.

12.      Liability of the Company. The Company shall not be liable for any act done in good faith, or for any good faith omission to act.

13.      Governing Law. The DRP shall be governed by the laws of the State of California.